Filed Pursuant to Rule 433
Registration No. 333-190911-04

Entergy Texas, Inc.

$135,000,000
First Mortgage Bonds,
5.625% Series due June 1, 2064

Final Terms and Conditions

May 13, 2014

Issuer:	Entergy Texas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 13, 2014

Settlement Date (T+3):	May 16, 2014

Principal Amount:	$135,000,000

Coupon:	5.625%

Interest Payment Dates:	March 1, June 1, September 1 and December 1 of each year

First Interest Payment Date:	September 1, 2014

Maturity Date:	June 1, 2064

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after June 1, 2019

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$131,711,200

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

CUSIP / ISIN:	29365T 104 / US29365T1043

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, (ii) Morgan Stanley & Co. LLC toll free at 1-800-584-6837 or (iii) Wells Fargo Securities, LLC toll free at 1-800-326-5897.